Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2026	December 31, 2025
ASSETS
Current assets:
Cash	$41,462	$85,781
Accounts receivable	410,271	352,142
Inventory	53,300	48,992
Total current assets	505,033	486,915
Non-current assets:
Deferred tax assets	2,235	2,235
Property, plant and equipment	2,159,598	2,159,212
Intangibles	8,581	9,470
Right-of-use assets	61,023	56,817
Finance lease receivables	4,244	4,474
Investments and other assets	7,440	7,567
Total non-current assets	2,243,121	2,239,775
Total assets	$2,748,154	$2,726,690

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$276,444	$280,652
Income taxes payable	1,853	1,670
Current portion of lease obligations	18,637	17,778
Total current liabilities	296,934	300,100

Non-current liabilities:
Share-based compensation (Note 7)	8,034	13,780
Provisions and other	6,781	6,704
Lease obligations	49,578	47,169
Long-term debt (Note 5)	663,859	679,291
Deferred tax liabilities	99,690	90,763
Total non-current liabilities	827,942	837,707
Total liabilities	1,124,876	1,137,807
Equity:
Shareholders’ capital (Note 8)	2,245,234	2,238,766
Contributed surplus	77,831	79,270
Accumulated other comprehensive income	174,350	165,020
Deficit	(879,253)	(898,992)
Total equity attributable to shareholders	1,618,162	1,584,064
Non-controlling interest	5,116	4,819
Total equity	1,623,278	1,588,883
Total liabilities and equity	$2,748,154	$2,726,690

See accompanying notes to condensed interim consolidated financial statements.

1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2026	2025

Revenue (Note 3)	$526,051	$496,331
Expenses:
Operating	360,359	329,068
General and administrative	41,745	29,766
Earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	123,947	137,497
Depreciation and amortization	84,330	75,036
Gain on asset disposals	(1,713)	(2,872)
Foreign exchange	448	367
Finance charges (Note 6)	12,356	15,760
(Gain) loss on investments and other assets	1,467	(49)
Earnings before income taxes	27,059	49,255
Income taxes:
Current	702	1,106
Deferred	8,512	13,202
	9,214	14,308
Net earnings	$17,845	$34,947
Attributable to:
Shareholders of Precision Drilling Corporation	$17,376	$34,511
Non-controlling interest	$469	$436
Net earnings per share attributable to share- holders of Precision Drilling Corporation (Note 9):
Basic	$1.34	$2.52
Diluted	$1.34	$2.20

See accompanying notes to condensed interim consolidated financial statements.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2026	2025
Net earnings	$17,845	$34,947
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	18,244	(658)
Foreign exchange loss on net investment hedge with U.S. denominated debt	(8,914)	(535)
Comprehensive income	$27,175	$33,754
Attributable to:
Shareholders of Precision Drilling Corporation	$26,706	$33,318
Non-controlling interest	$469	$436

See accompanying notes to condensed interim consolidated financial statements.

2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
(Stated in thousands of Canadian dollars)	2026	2025
Cash provided by (used in):
Operations:
Net earnings	$17,845	$34,947
Adjustments for:
Long-term compensation plans	9,261	3,016
Depreciation and amortization	84,330	75,036
Gain on asset disposals	(1,713)	(2,872)
Foreign exchange	554	(783)
Finance charges	12,356	15,760
Income taxes	9,214	14,308
Other	(13)	—
(Gain) loss on investments and other assets	1,467	(49)
Income taxes paid	(342)	(321)
Interest paid	(21,991)	(29,637)
Interest received	424	437
Funds provided by operations	111,392	109,842
Changes in non-cash working capital balances	(48,238)	(46,423)
Cash provided by operations	63,154	63,419

Investments:
Purchase of property, plant and equipment	(65,000)	(59,965)
Proceeds on sale of property, plant and equipment	2,287	3,765
Purchase of investments and other assets	(698)	(11)
Receipt of finance lease payments	251	208
Changes in non-cash working capital balances	(11,542)	(1,199)
Cash used in investing activities	(74,702)	(57,202)

Financing:
Issuance of long-term debt	3,000	—
Repayment of long-term debt	(28,000)	(17,110)
Repurchase of share capital (Note 8)	(4,015)	(30,766)
Issuance of common shares from the exercise of options	195	—
Distributions to non-controlling interest	(300)	—
Lease payments	(4,093)	(3,587)
Cash used in financing activities	(33,213)	(51,463)
Effect of exchange rate changes on cash	442	(280)
Decrease in cash	(44,319)	(45,526)
Cash, beginning of period	85,781	73,771
Cash, end of period	$41,462	$28,245

See accompanying notes to condensed interim consolidated financial statements.

3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- Controlling Interest	Total Equity
Balance at January 1, 2026	$2,238,766	$79,270	$165,020	$(898,992)	$1,584,064	$4,819	$1,588,883
Net earnings for the period	—	—	—	17,376	17,376	469	17,845
Other comprehensive income for the period	—	—	9,330	—	9,330	—	9,330
Share options exercised	279	(84)	—	—	195	—	195
Settlement of Executive Performance and Restricted Share Units	4,095	(4,095)	—	—	—	—	—
Distributions to non-controlling interest	—	—	—	—	—	(172)	(172)
Share repurchases (Note 8)	(6,378)	—	—	2,363	(4,015)	—	(4,015)
Liability reversal for automated share purchase plan (Note 8)	10,000	—	—	—	10,000	—	10,000
Liability for automated share purchase plan (Note 8)	(1,700)	—	—	—	(1,700)	—	(1,700)
Redemption of non-management directors share units	172	(172)	—	—	—	—	—
Share-based compensation expense	—	2,912	—	—	2,912	—	2,912
Balance at March 31, 2026	$2,245,234	$77,831	$174,350	$(879,253)	$1,618,162	$5,116	$1,623,278

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- Controlling Interest	Total Equity
Balance at January 1, 2025	$2,301,729	$77,557	$199,020	$(900,834)	$1,677,472	$4,527	$1,681,999
Net earnings for the period	—	—	—	34,511	34,511	436	34,947
Other comprehensive income for the period	—	—	(1,193)	—	(1,193)	—	(1,193)
Settlement of Executive Performance and Restricted Share Units	11,651	(2,790)	—	—	8,861	—	8,861
Share repurchases	(31,141)	—	—	—	(31,141)	—	(31,141)
Liability reversal for automated share purchase plan	10,000	—	—	—	10,000	—	10,000
Liability for automated share purchase plan	(5,000)	—	—	—	(5,000)	—	(5,000)
Redemption of non-management directors share units	183	(183)	—	—	—	—	—
Share-based compensation expense	—	2,427	—	—	2,427	—	2,427
Balance at March 31, 2025	$2,287,422	$77,011	$197,827	$(866,323)	$1,695,937	$4,963	$1,700,900

See accompanying notes to condensed interim consolidated financial statements.

4

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas and geothermal exploration and production companies in Canada, the United States and certain international locations.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated annual financial statements of the Corporation as at and for the year ended December 31, 2025.

These condensed interim consolidated financial statements were prepared using accounting policies and application methods consistent with those used in the preparation of the Corporation’s consolidated annual financial statements for the year ended December 31, 2025, except as described in Note 2(c).

These condensed interim consolidated financial statements were approved by the Board of Directors on April 29, 2026.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated annual financial statements for the year ended December 31, 2025.

The impacts of geopolitical events, such as the imposed tariffs between Canada and the U.S., regional conflicts, especially in oil producing areas, can materially impact energy markets, interest and inflation rates, and supply chains, resulting in higher levels of volatility and uncertainty. Ongoing U.S. military operations involving Iran and the resulting conflict in the Middle East have impacted global oil supply and increased volatility in global oil prices. Management has, to the extent reasonable, incorporated known facts and circumstances into the estimates made, however, actual results could differ from those estimates and those differences could be material.

(c) Change in Accounting Policy

Effective January 1, 2026, the Corporation has prospectively adopted Amendments to the Classification and Measurement of Financial Instruments, as issued May 2024. The amendments relate to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments. The amendments clarify the timing of recognition and derecognition of financial assets and liabilities. The amendments require opening balances of financial assets, financial liabilities, and retained earnings be adjusted to recognize the effect of the initial application if retrospective application is not selected. The initial application did not result in a material impact to the financial statements. The Corporation has applied the election related to electronic payment systems.

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NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment. Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended March 31, 2026	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$251,833	$79,931	$—	$(2,889)	$328,875
United States	153,936	—	—	—	153,936
International	43,240	—	—	—	43,240
	$449,009	$79,931	$—	$(2,889)	$526,051

Day rate/hourly services	$437,939	$79,931	$—	$(900)	$516,970
Shortfall payments/idle but contracted	—	—	—	—	—
Turnkey drilling services	8,453	—	—	—	8,453
Other	2,617	—	—	(1,989)	628
	$449,009	$79,931	$—	$(2,889)	$526,051

Three Months Ended March 31, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$240,437	$77,681	$—	$(2,456)	$315,662
United States	127,933	1,649	—	—	129,582
International	51,087	—	—	—	51,087
	$419,457	$79,330	$—	$(2,456)	$496,331

Day rate/hourly services	$411,935	$79,330	$—	$(628)	$490,637
Shortfall payments/idle but contracted	4,896	—	—	—	4,896
Turnkey drilling services	—	—	—	—	—
Other	2,626	—	—	(1,828)	798
	$419,457	$79,330	$—	$(2,456)	$496,331

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 63% (2025 – 64%) of consolidated revenue for the three months ended March 31, 2026 and 44% (March 31, 2025 – 42%) of consolidated total assets as at March 31, 2026. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

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NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended March 31, 2026	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$449,009	$79,931	$—	$(2,889)	$526,051
Earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	132,995	17,612	(26,660)	—	123,947
Depreciation and amortization	76,213	5,805	2,312	—	84,330
(Gain) loss on asset disposals	(1,389)	(333)	9	—	(1,713)
Foreign exchange	189	(4)	263	—	448
Finance charges	(141)	114	12,383	—	12,356
Loss on investments and other assets	644	—	823	—	1,467
Income taxes (recovery)	(8,348)	(176)	17,738	—	9,214
Net earnings (loss) for reportable segments	65,827	12,206	(60,188)	—	17,845
Total assets	2,403,332	246,662	98,160	—	2,748,154
Capital expenditures	61,838	2,375	787	—	65,000

Three Months Ended March 31, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$419,457	$79,330	$—	$(2,456)	$496,331
Earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	136,016	17,546	(16,065)	—	137,497
Depreciation and amortization	67,021	5,565	2,450	—	75,036
Gain on asset disposals	(1,289)	(1,583)	—	—	(2,872)
Foreign exchange	155	34	178	—	367
Finance charges	100	101	15,559	—	15,760
Gain on investments and other assets	—	—	(49)	—	(49)
Income taxes (recovery)	(5,359)	(159)	19,826	—	14,308
Net earnings for reportable segments	75,388	13,588	(54,029)	—	34,947
Total assets	2,534,573	247,807	133,604	—	2,915,984
Capital expenditures	56,863	2,986	116	—	59,965

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NOTE 5. LONG-TERM DEBT

	U.S. Denominated Facilities				Canadian Facilities and Translated U.S. Facilities
	March 31,		December 31,		March 31,	December 31,
	2026		2025		2026	2025

Long-Term Debt
Senior Credit Facility:
U.S. Denominated Borrowings	US$	80,000	US$	80,000	$111,295	$109,809
Canadian Denominated Borrowings		—		—	3,000	28,000
Unsecured Senior Notes:
6.875% senior notes due 2029		400,000		400,000	556,472	549,044
	US$	480,000	US$	480,000	670,767	686,853
Less net unamortized debt issue costs					(6,908)	(7,562)
					$663,859	$679,291

	Senior Credit Facility	Unsecured Senior Notes	Debt Issue Costs and Original Issue Discount	Total
Long-term debt December 31, 2025	137,809	549,044	(7,562)	679,291
Changes from financing cash flows:
Proceeds from Senior Credit Facility	3,000	—	—	3,000
Repayment of Senior Credit Facility	(28,000)	—	—	(28,000)
	112,809	549,044	(7,562)	654,291
Amortization of debt issue costs	—	—	654	654
Foreign exchange adjustment	1,486	7,428	—	8,914
Long-term debt March 31, 2026	$114,295	$556,472	$(6,908)	$663,859

(a)       Covenants

As at March 31, 2026, Precision was in compliance with the covenants of the Senior Credit Facility.

	Covenant	As at March 31, 2026
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.23
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	9.87
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

NOTE 6. FINANCE CHARGES

	Three Months Ended March 31,
	2026	2025
Interest:
Long-term debt	$11,372	$14,490
Lease obligations	973	1,031
Other	140	17
Income	(783)	(499)
Amortization of debt issue costs, loan commitment fees and original issue discount	654	721
Finance charges	$12,356	$15,760

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NOTE 7. SHARE-BASED COMPENSATION PLANS

(a)       Liability Classified Plans

	Restricted Share Units	Performance Share Units	Non-Management Directors’ DSUs	Total
December 31, 2025	$9,220	$17,513	$10,321	$37,054
Expensed during period(1)	3,690	8,199	4,072	15,961
Payments and redemptions	(7,055)	(7,965)	—	(15,020)
Foreign exchange	(20)	(2)	—	(22)
March 31, 2026	$5,835	$17,745	$14,393	$37,973

Current(2)	$4,486	$11,060	$14,393	$29,939
Long-term	1,349	6,685	—	8,034
	$5,835	$17,745	$14,393	$37,973
(1)	For the three months ended March 31, 2026, $12,198 is included in General and administrative expenses and $3,763 in Operating expenses.
(2)	The current portion of the share-based compensation liability is included in Accounts payable and accrued liabilities.

Restricted Share Units and Performance Share Units

A summary of the activity under the Restricted Share Unit (RSU) and the Performance Share Unit (PSU) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2025	132,279	310,932
Granted	46,810	95,741
Redeemed	(63,411)	(83,416)
Forfeited	(2,833)	(2,370)
March 31, 2026	112,845	320,887

Non-Management Directors – Deferred Share Units Plan

A summary of the activity under the non-management director Deferred Share Unit (DSU) plan is presented below:

DSUs Outstanding
December 31, 2025	104,799
Granted	340
March 31, 2026	105,139

(b)       Equity Settled Plans

Executive Restricted Share Units Plan

Precision granted Executive RSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. Granted units vest annually over a three-year term.

	Executive RSUs Outstanding	Weighted Average Fair Value
December 31, 2025	128,430	$81.63
Granted	70,205	122.22
Redeemed	(48,865)	84.21
Forfeited	(693)	80.09
March 31, 2026	149,077	$99.91

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Included in net earnings for the three months ended March 31, 2026 were expenses of $2 million (2025 – $2 million).

Non-Management Directors – Deferred Share Unit Plans

A summary of the activity under the non-management director DSU plans is presented below:

Deferred share units	Outstanding- 2012 Plan	Outstanding- 2024 Plan
December 31, 2025	1,470	7,343
Granted	—	2,284
Redeemed	—	(1,360)
March 31, 2026	1,470	8,267

Included in net earnings for the three months ended March 31, 2026 were expenses of $1 million (2025 – $1 million).

NOTE 8. SHAREHOLDERS’ CAPITAL

Common shares	Shares	Amount
December 31, 2025	12,932,399	$2,238,766
Reversal of share repurchase liability — December 31, 2025	—	10,000
Share repurchase liability — March 31, 2026	—	(1,700)
Settlement of PSUs and RSUs	48,865	4,095
Share options exercised	2,725	279
Share repurchases	(36,874)	(6,378)
Redemption of non-management directors share units	1,360	172
March 31, 2026	12,948,475	$2,245,234

(a)       Normal Course Issuer Bid

For the quarter ended March 31, 2026, Precision repurchased and cancelled a total of 36,874 (2025 – 408,973) common shares for $4 million (2025 – $31 million) and recorded nil (2025 - $0.4 million) Canadian share buy back tax. During the first quarter of 2026, Precision revised its year end estimate of share repurchase activity based on actual repurchases completed in the quarter. Repurchases are dependent on share price during the period. The change in accounting estimate has been applied prospectively. As a result of the difference between the original estimated liability and actual share repurchase activity during the quarter, share capital increased by $6 million in the quarter.

(b)       Automated Share Purchase Plan

Prior to March 31, 2026, Precision entered into an Automated Share Purchase Plan (ASPP) with an independent broker to permit the repurchase of common shares during its internal blackout period. The volume of purchases is determined by the broker in its sole discretion based on purchase price and maximum volume parameters established by the Corporation under the ASPP. The Corporation accrues a liability for purchases estimated to occur during the blackout period based on the parameters of the NCIB and the ASPP. As at March 31, 2026, Precision accrued a liability in accounts payable with a corresponding decrease to share capital of $2 million.

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile net earnings and weighted average shares outstanding used in computing basic and diluted net earnings per share:

	Three Months Ended March 31,
	2026	2025
Net earnings attributable to shareholders – basic	$17,376	$34,511
Effect of share options and other equity compensation plans	—	(3,068)
Net earnings attributable to shareholders – diluted	$17,376	$31,443

10

	Three Months Ended March 31,
(Stated in thousands)	2026	2025
Weighted average shares outstanding – basic	12,932	13,683
Effect of share options and other equity compensation plans(1)	9	604
Weighted average shares outstanding – diluted	12,941	14,287
(1)	For the three months ended March 31, 2026, 104,858 DSUs (2025 - nil) and all outstanding PSUs (2025 - nil) and RSUs (2025 - nil) were excluded from the calculation as their effect was anti-dilutive.

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. At the end of each reporting period, investments and other assets are measured at their estimated fair value, with changes in fair value recognized in profit or loss. Amounts drawn on the Senior Credit Facility, measured at amortized cost, approximate fair value as this indebtedness is subject to floating rates of interest and the interest rate swap is classified as a derivative fair valued through profit or loss. The fair value of the unsecured senior notes at March 31, 2026 was approximately $561 million (December 31, 2025 – $555 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair value determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes and interest rate swap is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

11

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange and NYSE Texas, Inc., under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q1 2026 TRADING PROFILE

Toronto (TSX: PD)

High: $143.81

Low: $96.95

Close: $136.90

Volume Traded: 5,789,428

New York (NYSE: PDS)

High: US$103.80

Low: US$70.00

Close: US$98.40

Volume Traded: 8,056,167

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

• change of address

• lost unit certificates

• transfer of shares to another person

• estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR+ and is available at www.sedarplus.ca and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

William T. Donovan

Carey T. Ford

Steven W. Krablin

Lori A. Lancaster

Susan M. MacKenzie

Kevin O. Meyers

David W. Williams

Alice L. Wong

OFFICERS

Carey T. Ford

President and Chief Executive Officer

Dustin D. Honing

Chief Financial Officer

Thomas M. Alford

President, Well Servicing

Veronica H. Foley

Chief Legal & Compliance Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

Chief Operating Officer

AUDITORS

PricewaterhouseCoopers LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, T2P 1G1

Canada

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com

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